FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Provides Vessel Utilization Update
for the Second Quarter 2008
PARIS, France — July 10th 2008
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) provides its vessel utilization and fleet allocation updates for the second quarter of 2008 and announces the release date for the second quarter financial results.
Vessel utilization update for the second quarter 2008:
Going forward, CGGVeritas will publish on a quarterly basis a vessel utilization update. Two indicators will be disclosed:
•	Vessel availability rate, a metric measuring the structural availability of our vessels to meet demand, is related to the entire fleet and corresponds to the total vessel time, reduced by the sum of the shipyard time and the steaming time (the “available time”), all then divided by total vessel time;

•	Vessel production rate, a metric measuring the effective utilization of the vessels once available, is related to the entire fleet and corresponds to the available time reduced by operational downtime and then divided by available time.
During the second quarter 2008,
•	The vessel availability rate was 86%; this compares to a 92% vessel availability rate sequentially and 80% in second quarter 2007;

•	The vessel production rate was 80%; this compares to a 90% vessel production rate sequentially and 86% in second quarter 2007.
As communicated during our first quarter 2008 earnings conference call, the sequentially lower second quarter 2008 utilization rates are in line with management estimates and are based on seasonal steaming, return of vessels for defective maritime equipment and the loss of propulsion incident on the Symphony. All impacted vessels including the Symphony returned to operations in June.
Fleet allocation update for the second quarter 2008:
During the second quarter 2008, our 3D vessels were allocated 75% to contract and 25% to multi-client programs.
Release of second quarter financial results:
Second quarter financial results will be released on Thursday, July 31 2008, before the opening of the Paris and New York stock exchanges:
A press release will be available on our website (www.cggveritas.com) at 8:00 am (US ET) on this date.

A public presentation of the results will be held at 10:00 am at Maison du Barreau, 2-4 rue de Harlay, 75001 Paris.
An English language conference call is scheduled at 4:00 pm (Paris time) — 3:00 pm (London time) — 9:00 am (US CT) — 10:00 am (US ET).
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: July 10th, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit